UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
FORM 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

or

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission File Number: 1-13991

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MFA FINANCIAL, INC.
One Vanderbilt Ave., 48th Floor
New York, New York 10017

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Financial Statements and Supplemental Schedule
(Unaudited)

* Other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Unaudited)

	December 31,
	2022	2021

Assets
Investments at fair value:
Investments, at fair value	$13,292,520	$17,168,660
Cash equivalents including money market funds	1,025,816	952,672
Total Investments at fair value	$14,318,336	$18,121,332

Receivables:
Employer’s contributions	$513,496	$467,117
Notes receivable from participant loans	175,608	118,739
Total Receivables	$689,104	$585,856

Total Assets	$15,007,440	$18,707,188

Net Assets Available for Benefits	$15,007,440	$18,707,188

See accompanying notes to the financial statements.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Unaudited)

For the year ended December 31, 2022

Additions to net assets:
Investment Loss:
Interest and dividends	$752,366
Net depreciation in fair value of investments	(5,619,070)
Total investment loss	(4,866,704)

Contributions:
Participant’s Contributions	$941,013
Employer’s Contributions	513,496
Rollovers	32,806
Total contributions	1,487,315

Interest on notes receivable from participants	$7,786

Total reduction to net assets	$(3,371,603)

Deductions from net assets:
Benefits distributed to participants	$324,766
Administrative expenses	3,379
Total deductions from net assets	$328,145

Decrease in net assets available for plan benefits	$(3,699,748)

Net assets available for benefits:
Beginning of year	18,707,188
End of year	$15,007,440

See accompanying notes to the financial statements.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Unaudited Financial Statements
December 31, 2022

1. Description of the Plan

The following description of the MFA Financial, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions, a copy of which is available from MFA Financial, Inc. (the “Company”).

General

The Plan, which became effective January 1, 2002, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the Company’s 401(k) committee (the “401(k) Committee”) with certain administrative functions of the Plan delegated to others in accordance with the terms of the Plan. The Plan’s investments are held by a trust fund administered by Fidelity Management Trust Company (the “Trustee”).

Investment Funds, Contributions and Vesting

Under the terms of the Plan, all regular full-time and part-time employees of the Company who are 21 years of age 1) can make elective contributions to the Plan beginning as soon as practicable after the date of hire; and 2) are eligible to receive Company matching contributions.

Participants may elect to have a portion of their eligible compensation contributed to the Plan on a before-tax basis, up to the maximum deferral permitted under the Internal Revenue Code of 1986, as amended (the “Code”). For 2022, this limit was $20,500. Participants who are age 50 or older can make before-tax catch-up contributions to the Plan, the amount of which was limited to $6,500 per participant in 2022. Participants may change their deferral percentage as applicable at the beginning of each payroll period. Participant’s contributions may be invested in one or a combination of the various investment options offered by the Plan. A participant’s account balance may generally be transferred among the Plan’s investment options at any time upon receipt of instructions from the participant, except for certain limitations, including, but not limited to, the provisions of the Company’s Insider Trading Policy.

On an annual basis, the Company makes matching contributions in cash for each eligible participant in an amount equal to the addition of 1) 100% of the first 3% of an eligible participant’s compensation contributed to the Plan; and 2) 50% of the next 2% of the eligible participant’s compensation contributed to the Plan. Company matching contributions are subject to certain limitations imposed by applicable provisions of the Plan and the Code, including compliance with applicable statutory limits and non-discrimination rules. For 2022, the annual maximum employer matching contribution for each eligible participant was $12,200. Participants are immediately vested in their before-tax and Company matching contributions, as well as any investment earnings/losses thereon. During 2022, the Company made matching contributions of $467,117 with respect to eligible employee contributions made during 2021. In addition, on an annual basis, the Company at its discretion, may decide to make nonelective employer contributions to eligible participants in the Plan. The Plan provides that such contributions by the Company will vest 20% after two years of service with an additional 20% vesting for each year of service thereafter until the sixth year, at which time such contributions are fully vested. The nonelective employer contributions are automatically fully vested upon a participant’s termination due to retirement, death or disability, as defined in the Plan. The Company has not made any non-elective employer contributions during 2021 and 2022.

Participants are permitted to transfer eligible amounts from certain other tax qualified plans to the Plan (“Rollovers”), subject to Plan requirements. Rollovers are not subject to Company matching contributions.

The Plan provides for multiple investment options to be made available through the Trustee, including core investment options as determined by the 401(k) Committee, a group of target date options, an advisory asset management service and a self-directed brokerage option. In addition, the Plan document provides that the Company’s equity securities be offered as a core investment option, subject to compliance with ERISA. Contributions or Rollovers related to the Company’s common or preferred stock are also subject to the Company’s Insider Trading Policy. See Note 3 for Investment Options under the Plan.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Unaudited Financial Statements
December 31, 2022

Notes Receivable from Participants (Loans)

The Plan includes a provision that allows participants to apply for a loan from their account balance for a minimum amount of $1,000 up to the lesser of 50% of the value of the vested portion of their Plan assets or $50,000, subject to the certain restrictions set forth in the Plan and the Code. The loans may be repaid through payroll deductions and may have loan terms ranging up to five years, or ten years if for the purchase of a primary residence. A participant may have only two loans outstanding at a time. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate throughout the duration of the loan of prime plus one percentage point. At December 31, 2022, loans outstanding to participants had interest rates ranging from 4.25% to 6.50% and will mature at various dates through January, 2031.

Distributions and Withdrawals

Participants are permitted to withdraw any portion of their vested account balance due to death, permanent disability, retirement, attainment of age 59-½, or in the event of financial hardship or termination of service. The participant may elect to receive a lump sum payment, installment payments, or rollover the vested account balance to another qualified plan. Hardship withdrawals are allowed for participants incurring an “immediate and heavy financial need,” as defined by the Plan. Hardship withdrawals are strictly regulated under the Code and the regulations thereunder, and a participant must exhaust all available loan options and available distributions prior to being permitted to make a hardship withdrawal.

Administrative Expenses

Plan administrative expenses, to the extent not paid by the Company, are charged to and paid from the Plan’s assets as incurred.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedule thereto. Actual results could differ from those estimates.

Cash Equivalents Including Money Market Funds

Participant investments in money market funds, whose underlying investments are assessed to be liquid financial instruments are considered to be cash equivalents.

Valuation of Investments and Investment Income

Investments held by the Plan are stated at estimated fair value. Equity securities are valued at the closing price reported on the market on which the individual securities are traded on the last business day of the Plan year. Investments in mutual funds are valued at the net asset value of units held by the Plan as reported by the mutual fund on the last business day of the Plan year. Other investments are valued using available information including information reported on the market on which such investments are traded, net asset value of the entity that issued the investment security or other information as deemed appropriate to use to estimate fair value.

The net appreciation or depreciation in the fair value of investments, which includes any unrealized appreciation or depreciation on those investments plus realized gains or losses on any investments sold, are reported in Investment Income on the Plan’s Statement of Changes in Net Assets Available for Benefits. Interest and dividend income is recorded when received.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Unaudited Financial Statements
December 31, 2022

Distributions to Participants

Distributions to participants are recorded when paid by the Plan.

Notes Receivable from Participants

Notes receivable from participants (loans) are funded directly from the participants account balance. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis in accordance with their selected investment options.

3. Investment Options

The Plan provides participants with various investment options, which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of a participant’s investments could occur in the near term and that such changes could materially affect the account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

In addition to the self-directed brokerage account option, set out below are the investment options made available under the Plan as of December 31, 2022:

Name of Fund	Name of Fund
Fidelity 500 Index Fund	Fidelity Freedom 2060 Fund
Fidelity 500 Index Fund Premium	Fidelity Freedom 2065 Fund
Fidelity Blue Chip Growth Fund	Fidelity Freedom Income Fund
Fidelity Emerging Markets Fund	Fidelity Global ex U.S. Index Fund
Fidelity Extended Market Index Fund	Fidelity Government Money Market Fund
Fidelity Extended Market Index Fund Premium	Fidelity Overseas Fund
Fidelity Freedom 2005 Fund	Fidelity Small Cap Growth Fund
Fidelity Freedom 2010 Fund	Fidelity Total Bond Fund
Fidelity Freedom 2015 Fund	Fidelity U.S. Bond Index Fund
Fidelity Freedom 2020 Fund	Fidelity Value Fund
Fidelity Freedom 2025 Fund	Goldman Sachs Inflation Protected Securities Fund Investor Shares
Fidelity Freedom 2030 Fund	Invesco Diversified Dividend Fund R5 Class
Fidelity Freedom 2035 Fund	Janus Henderson Enterprise Fund Class T
Fidelity Freedom 2040 Fund	MassMutual Premier Small Cap Opportunities Fund Administrative Class
Fidelity Freedom 2045 Fund	MFA Financial, Inc. Common Stock
Fidelity Freedom 2050 Fund	MFA Financial, Inc. Preferred Stock
Fidelity Freedom 2055 Fund	Allspring Special Small Cap Value Fund - Class Admin

4. Party-in-Interest Transactions

The Trustee and the Company are parties-in-interest with respect to the Plan. The Plan’s investments are held by the Trustee, and certain of the investment options available to participants include investments managed by the Trustee and its affiliates. Transactions between the Plan, and the Trustee and its affiliates, are exempt from the prohibited transactions rules under ERISA. As of December 31, 2022, participants in the Plan held 33,131 shares of MFA Financial, Inc. Common Stock valued at $327,420 and 6,784 shares of MFA Financial, Inc. 7.50% Series B Cumulative Redeemable Preferred Stock valued at $122,494. Notes Receivable from Participants, as discussed in Note 1 (Description of the Plan), are also considered to be party-in-interest transactions and totaled $175,608 at December 31, 2022.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Unaudited Financial Statements
December 31, 2022

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Each participant’s interest in the Plan is 100% vested at all times, including the portion attributable to Company matching contributions. In the event of Plan termination, any unvested nonelective employer contributions will become 100% vested and the Plan assets will be distributed in accordance with the Plan document.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated March 31, 2014, stating that the Plan is qualified under section 401(a) of the Code, and therefore, the related trust is exempt from taxation.

7. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2022 that would require recognition or disclosure in these financial statements through June 27, 2023, which is the date these financial statements were available to be issued. Other than the event disclosed below, no such transactions required recognition or disclosure in these financial statements.

Effective as of January 1, 2023, the Lima One 401(k) Plan, which was sponsored by the Company’s wholly-owned subsidiary, Lima One Capital, LLC was merged with and into the Plan. As a result of the merger, the assets of the Lima One 401(k) Plan have become assets of the Plan and the participants in the Lima One 401(k) Plan have become participants in the Plan.

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2022
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

Tesla, Inc.	Common Stock, shares: 6,362	$783,671
*MFA Financial, Inc. Common Stock	Common Stock, shares: 33,131	327,420
Apple Inc.	Common Stock, shares: 2,505	325,567
Amazon.com, Inc.	Common Stock, shares: 1,500	126,000
Royal Bank of Canada	Common Stock, shares: 964	90,694
Facebook, Inc.	Common Stock, shares: 545	65,585
AT&T Inc.	Common Stock, shares: 2,772	51,033
Verizon Communications	Common Stock, shares: 1,273	50,169
Deere & Company	Common Stock, shares: 109	46,915
Netflix, Inc.	Common Stock, shares: 159	46,886
Microsoft Corporation	Common Stock, shares: 191	45,870
Square, Inc.	Common Stock, shares: 615	38,647
Shift4 Payments	Common Stock, shares: 639	35,739
Overstock.com, Inc.	Common Stock, shares: 1,447	28,014
Owens Corning	Common Stock, shares: 300	25,590
The Walt Disney Company	Common Stock, shares: 278	24,237
Union Pacific Corporation	Common Stock, shares: 113	23,437
Exxon Mobil Corporation	Common Stock, shares: 211	23,378
Walmart Inc.	Common Stock, shares: 162	23,066
Camping World Holdings, Inc.	Common Stock, shares: 1,000	22,320
Alexander’s Inc.	Common Stock, shares: 100	22,006
Callaway Golf Company	Common Stock, shares: 1,000	19,750
Advanced Micro Devices, Inc.	Common Stock, shares: 292	18,913
Royal Caribbean Cruises Ltd.	Common Stock, shares: 361	17,844
Spotify Technology S.A.	Common Stock, shares: 200	15,790
Mitek Systems, Inc	Common Stock, shares: 1,587	15,378
Qualcomm	Common Stock, shares: 139	15,296
Occidental Petroleum Corporation	Common Stock, shares: 221	13,969
Meg Energy Corp.	Common Stock, shares: 1,000	13,912
Alphabet Inc. Class A	Common Stock, shares: 140	12,352
IBM	Common Stock, shares: 84	11,892
Cenovus Energy Inc.	Common Stock, shares: 600	11,646
Target Corporation	Common Stock, shares: 75	11,178
Apollo Commercial Real Estate	Common Stock, shares: 988	10,631
Alibaba Group Holding Limited	Common Stock, shares: 120	10,571
APA	Common Stock, shares: 222	10,379
Liberty Global	Common Stock, shares: 500	9,715
Ellington Residential Mortgage	Common Stock, shares: 1,000	6,860
ON Semiconductor Corporation	Common Stock, shares: 108	6,736
Warner Bros. Discovery	Common Stock, shares: 641	6,077
Fulgent Genetics	Common Stock, shares: 199	5,926

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2022
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

Shopify Inc.	Common Stock, shares: 170	5,901
Cabot Oil & Gas Corporation	Common Stock, shares: 238	5,848
Dow Inc.	Common Stock, shares: 108	5,480
FedEx Corporation	Common Stock, shares: 31	5,416
Alphabet Inc.	Common Stock, shares: 60	5,324
DXC Technology	Common Stock, shares: 200	5,300
PubMatic, Inc.	Common Stock, shares: 369	4,727
Axos Financial	Common Stock, shares: 123	4,701
Fannie Mae	Common Stock, shares: 12,000	4,241
Innovative Industrial Properties, Inc.	Common Stock, shares: 40	4,054
NVIDIA Corp.	Common Stock, shares: 27	3,949
Biomerica, inc.	Common Stock, shares: 1,000	3,350
Joyy, Inc.	Common Stock, shares: 100	3,159
Mastercard Inc.	Common Stock, shares: 9	3,143
Visa Inc.	Common Stock, shares: 15	3,140
Live Oak Bancshares, Inc.	Common Stock, shares: 100	3,037
Gap Inc.	Common Stock, shares: 265	2,994
Kohls Corp Nfs Llc Is A Special	Common Stock, shares: 115	2,917
Roblox Corporation	Common Stock, shares: 100	2,846
American Express Company	Common Stock, shares: 19	2,835
New Residential Investment Corp	Common Stock, shares: 335	2,737
AG Mortgage Investment Trust, Inc.	Common Stock, shares: 510	2,708
PennyMac Mortgage Investment Trust	Common Stock, shares: 215	2,664
Citigroup Inc.	Common Stock, shares: 57	2,583
Rocket Companies, Inc.	Common Stock, shares: 354	2,478
PulteGroup, Inc.	Common Stock, shares: 50	2,315
Wix.com Ltd.	Common Stock, shares: 30	2,305
DraftKings	Common Stock, shares: 200	2,278
Zillow Group, Inc.	Common Stock, shares: 71	2,216
Green Dot Corporation	Common Stock, shares: 139	2,199
Hudson Pacific Properties	Common Stock, shares: 225	2,196
Annaly Capital Management Inc.	Common Stock, shares: 104	2,192
Snowflake Inc.	Common Stock, shares: 15	2,153
Crowdstrike Holdings, Inc.	Common Stock, shares: 20	2,106
DigitalBridge Group, Inc.	Common Stock, shares: 181	1,980
Transocean Ltd.	Common Stock, shares: 392	1,788
Coinbase Global, Inc.	Common Stock, shares: 50	1,769

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2022
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

Panasonic Corporation	Common Stock, shares: 200	1,683
AGNC Investment Corporation	Common Stock, shares: 160	1,656
Two Harbors Investment Corp.	Common Stock, shares: 98	1,545
Datadog, Inc.	Common Stock, shares: 20	1,470
NXP Semiconductors N.V.	Common Stock, shares: 9	1,442
Lemonade, Inc.	Common Stock, shares: 100	1,368
New York Mortgage Trust Inc.	Common Stock, shares: 525	1,344
IRSA	Common Stock, shares: 279	1,337
Fastly	Common Stock, shares: 155	1,269
Norwegian Cruise Lines Holdings	Common Stock, shares: 100	1,224
Desktop Metal, Inc.	Common Stock, shares: 856	1,164
Redfin	Common Stock, shares: 269	1,141
Chimera Investment Corporation	Common Stock, shares: 200	1,100
The Honest Company, Inc.	Common Stock, shares: 250	753
Cherry Hill Mortgage Investment	Common Stock, shares: 117	679
Invesco Mortgage Capital	Common Stock, shares: 49	624
Boston Omaha Corporation	Common Stock, shares: 23	610
Blackstone Group Inc.	Common Stock, shares: 6	445
Arlington Asset Investment Corp.	Common Stock, shares: 125	366
Compass Pathways PLC	Common Stock, shares: 33	265
Upstart Holdings, Inc.	Common Stock, shares: 20	264
AppHarvest, Inc.	Common Stock, shares: 400	227
Virgin Galatic	Common Stock, shares: 58	201
Kyndryl Holdings, Inc.	Common Stock, shares: 16	178
Logan Ridge Finance Corporation	Common Stock, shares: 6	134
VTV Therapeutics, Inc.	Common Stock, shares: 200	133
Curiosity Stream, Inc.	Common Stock, shares: 100	113
D-Market Electronic Services Trading	Common Stock, shares: 150	98
Impac Mortgage Holdings, Inc.	Common Stock, shares: 10	2
	Sub-Total	$2,614,923

*MFA Financial, Inc. Preferred Stock Series B	Preferred Stock, shares: 6,784	$122,494
Chimera Investment Corp Series C	Preferred Stock, shares: 4,000	68,600
Two Harbors Investment Corp Series A	Preferred Stock, shares: 3,000	60,870
Chimera Investment Corp Series B	Preferred Stock, shares: 3,000	59,430
New York Mortgage Trust Series E	Preferred Stock, shares: 3,000	54,930
Pennymac Mortgage Investment Series A	Preferred Stock, shares: 2,000	44,000
AG Mortgage Investment Trust	Preferred Stock, shares: 2,000	31,280
New York Mortgage Trust Preferred Series G	Preferred Stock, shares: 2,000	30,500
Chimera Investment Corp Series D	Preferred Stock, shares: 1,000	18,830
New York Mortgage Trust Preferred Series D	Preferred Stock, shares: 1,000	17,600

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2022
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

Chimera Investment Corp Series A	Preferred Stock, shares: 700	12,887
New Residential Investment Corp Series C	Preferred Stock, shares: 250	4,300
Pennymac Mortgage Investment Series C	Preferred Stock, shares: 11	205
	Sub-Total	$525,926

*Fidelity 500 Index Fund	Mutual Funds	$1,115,657
*Fidelity Freedom 2040 Fund	Mutual Funds	742,625
*Fidelity Freedom 2030 Fund	Mutual Funds	710,102
*Fidelity Freedom 2045 Fund	Mutual Funds	608,417
*Fidelity Freedom 2050 Fund	Mutual Funds	396,248
*Fidelity Blue Chip Growth Fund	Mutual Funds	393,095
American New Perspective Class F	Mutual Funds	349,530
American Growth Fund of America Class F	Mutual Funds	342,590
*Fidelity Freedom 2060 Fund	Mutual Funds	312,930
American Europacific Growth Class F	Mutual Funds	305,909
*Fidelity Freedom 2020 Fund	Mutual Funds	299,174
*Fidelity Freedom 2055 Fund	Mutual Funds	264,100
*Fidelity 500 Index Fund Premium	Mutual Funds	248,624
*Fidelity Small Cap Growth Fund	Mutual Funds	244,585
Virtus NFJ Mid Cap Value A	Mutual Funds	205,367
*Fidelity Freedom 2035 Fund	Mutual Funds	180,053
*Fidelity Mid Cap Stock Fund	Mutual Funds	146,993
Smead Value Fund Investor Cl Shares	Mutual Funds	145,399
*Fidelity Real Estate Income	Mutual Funds	123,205
*Fidelity Emerging Markets Fund	Mutual Funds	118,661
*Fidelity Freedom 2020 Fund	Mutual Funds	116,755
*Fidelity Total Bond Fund	Mutual Funds	116,559
*Fidelity U.S. Bond Index Fund	Mutual Funds	112,928
*Fidelity Extended Market Index Fund	Mutual Funds	108,974
*Fidelity Value Fund	Mutual Funds	108,104
*Fidelity Global Ex U.S. Index Fund	Mutual Funds	107,934
*Fidelity Equity Income Fund	Mutual Funds	98,735
*Fidelity Contrafund	Mutual Funds	98,043
*Fidelity Low Priced Stock Fund	Mutual Funds	95,376
*Fidelity Freedom 2015 Fund	Mutual Funds	92,717
Blackrock Commodity Strategies Fund Class A	Mutual Funds	85,246
*Fidelity Aggressive Growth Fund	Mutual Funds	81,163

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2022
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*Janus Henderson Enterprise Fund Class T	Mutual Funds	72,163
*Invesco Diversified Dividend Fund R5 Class	Mutual Funds	57,571
*Fidelity Large Cap Value Enhanced Index Fund	Mutual Funds	49,804
*Goldman Sachs Inflation Protected Securities Fund Investor Shares	Mutual Funds	46,377
*Fidelity Small Cap Value Fund	Mutual Funds	45,164
*Allspring Special Small Cap Value Fund - Class Admin	Mutual Funds	37,359
*Fidelity Overseas Fund	Mutual Funds	35,011
*Fidelity Freedom 2025 Fund	Mutual Funds	33,866
Growth Fund Of America Class A	Mutual Funds	24,299
New Perspective Class A	Mutual Funds	22,402
*Massmutual Premier Small Cap Opportunities Fund Administrative Class	Mutual Funds	22,100
Europacific Growth Class A	Mutual Funds	14,850
*Fidelity Freedom Income Fund	Mutual Funds	3,346
Wasatch Small Cap Value	Mutual Funds	2,278
Wasatch Micro-Cap Value Fund	Mutual Funds	2,074
Wasatch Microcap	Mutual Funds	742
Morgan Stanley Global Opportunity A	Mutual Funds	551
Morgan Stanley Institutional Fund Us Large Cap Growth Por B	Mutual Funds	338
Morgan Stanley Institutional Fund Trust Mid Cap Growth Adv Cl	Mutual Funds	318
Morgan Stanley Institutional Fund, Inc. Small Co Growth Class P	Mutual Funds	288
JP Morgan Income Builder Fund Class A	Mutual Funds	21
	Sub-Total	$8,946,720

SPDR Portfolio Total Stock Market	Other Investments	$177,954
WisdomTree India Earnings Fund	Other Investments	140,137
Vanguard S&P 500 ETF	Other Investments	101,858
Vanguard Extended Market ETF	Other Investments	88,189
iShares MSCI India Small-Cap ETF	Other Investments	65,218
Invesco QQQ Trust, Series 1	Other Investments	61,405
SPDR S&P 500 ETF Trust	Other Investments	46,726
Vanguard Total Stock Market ETF	Other Investments	35,944
SPDR Dow Jones Industrial Average ETF	Other Investments	33,133
iShares MSCI India ETF	Other Investments	26,169
VanEck Vectors Oil Services ETF	Other Investments	15,203
iPath S&P GSCI Crude Oil Total Return Index ETN	Other Investments	13,802
Vanguard Energy ETF	Other Investments	12,128
iShares S&P 500 ETF	Other Investments	10,911
Global X Robotics & Artificial Intelligence ETF	Other Investments	10,275
Vaneck Vectors Vietnam ETF	Other Investments	7,104
Direxion Daily S&P 500 Bear 3X Shares ETF	Other Investments	6,913

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2022
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

ProShares Short QQQ ETF	Other Investments	4,874
VS Trust 2X Long VIX Futures ETF	Other Investments	2,037
ProShares TR UltraPro QQQ ETF	Other Investments	1,392
Occidental Petroleum Corporation - WRTS	Other Investments	1,113
ARK Autonomous Technology & Robotics ETF	Other Investments	1,033
iShares MSCI Mexico ETF	Other Investments	914
ARK Space Exploration and Innovation ETF	Other Investments	620
ARK Innovation ETF	Other Investments	315
ARK Genomic Revolution ETF	Other Investments	284
ARK Fintech Innovation ETF	Other Investments	143
	Sub-Total	$865,794

United States Treasury Bills Zero Coupon Bond	Government bond	$339,157
	Sub-Total	$339,157

*Fidelity Cash Reserves	Cash and cash equivalents	$322,273
*Fidelity Government Money Market Fund	Cash and cash equivalents	703,543
	Sub-Total	$1,025,816

* Participant Loans	Interest Rate 4.25% - 6.50% Maturity Dates through January, 2031	$175,608

	Grand Total	$14,493,944

* Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the MFA Financial, Inc. 401(k) Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 27, 2023	MFA FINANCIAL, INC. 401(k) SAVINGS PLAN

	By:	/s/ Stephen D. Yarad
Stephen D. Yarad
Member
MFA Financial, Inc. 401(k) Administration Committee